UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                            SCHEDULE 13G

               Under the Securities Exchange Act of 1934*

                 Patriot Transportation Holding, Inc.

                          (Name of Issuer)

                            Common Stock

                   (Title of Class of Securities)


                             70337B102
                           (CUSIP Number)

                         February 25, 2010

      (Date of Event Which Requires Filing of this Statement)

                          Daniel B. Nunn, Jr.
                        Fowler White Boggs P.A.
                         50 North Laura Street
                               Suite 2800
                     Jacksonville, Florida  32202
                            (904) 598-3118

   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [_] Rule 13d-1(b)
     [_] Rule 13d-1(c)
     [x] Rule 13d-1(d)


      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


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	The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                             SCHEDULE 13G

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CUSIP No.: 70337B102
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1  NAME OF REPORTING PERSON
   Sarah B. Porter and Cynthia P. Ogden, as trustees for the separate trust for Sarah B. Porter created under the Cynthia L'Engle Baker Trust U/A/D April 30, 1965.

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
                                                        (b) [X]
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3  SEC USE ONLY
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4  CITIZENSHIP OR PLACE OF ORGANIZATION
    Florida
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                                5  SOLE VOTING POWER
      	                                 319,493
NUMBER OF SHARES		-----------------------------------------
  BENEFICIALLY			6  SHARED VOTING POWER
   OWNED BY		                 0
     EACH			-----------------------------------------
   REPORTING			7  SOLE DISPOSITIVE POWER
    PERSON			 	 319,493
     WITH			-----------------------------------------
                                8  SHARED DISPOSITIVE POWER
                                         0
-------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   319,637
------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    [ ]
------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    10.45%
------------------------------------------------------------------------

12  TYPE OF REPORTING PERSON
    OO/IN
------------------------------------------------------------------------

Item 1.

	(a)	The name of the Issuer is Patriot Transportation Holding,
Inc.

	(b)	The Issuer's principal executive offices are located at
501 Riverside Avenue, Suite 500, Jacksonville, Florida 32202.

Item 2.

	(a)	This Schedule 13G is filed on behalf of Sarah B. Porter and
Cynthia P. Ogden, as trustees for the separate trust (the "SBP Trust") for Sarah B. Porter created under the Cynthia L'Engle Baker Trust U/A/D April 30, 1965 (the "CLB Trust").

	(b)	The principal executive offices of the SBP Trust are
located at 1165 5th Avenue, #10-D, New York, NY 10029.

	(c)	The Cynthia L'Engle Baker Trust (the "CLB Trust") was
organized as a Florida trust on April 30, 1965. The SBP Trust was created as a separate trust under the CLB Trust on November 8, 2007.

	(d)	This Schedule 13G relates to the common stock of the
Issuer, par value $.10 per share.

	(e)	The CUSIP number of the common stock is 70337B102.

Item 3.

	Not applicable

Item 4.

	(a)	Amount beneficially owned:

		1)	SBP Trust:		319,637

		Total:				319,637 shares

	(b)	Percent of class:

		1)	SBP Trust:		10.45%

		Total:				10.45%


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	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote:

			1)	SBP Trust:	319,493

			Total:			319,493

		(ii)	Shared power to vote or to direct the vote:

			1)	SBP Trust:	   0

			Total:  		   0

		(iii)	Sole power to dispose or to direct the disposition of:

			1)	SBP Trust:      319,493

			Total:			319,493

		(iv)	Shared power to dispose or to direct the disposition of:

			1)	SBP Trust:         0

			Total:			   0

	The CLB Trust formerly was a partner in Baker Holdings, L.P.
("Baker Holdings"), which formerly owned 1,061,521 shares of common stock of the Issuer. In connection with the dissolution of Baker Holdings, Baker Holdings distributed 319,493 shares of common stock of the Issuer to the SBP Trust on or about February 25, 2010. In addition, the SBP Trust may be deemed to have a beneficial ownership in 144 shares owned by the CLB Trust. To the extent that Baker Holdings and its partners may have been deemed a "Group" under Section 13(d)(3) of the Exchange Act, such Group should be deemed dissolved.

Item 5.	  Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

	Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

	Not applicable.

Item 8.  Identification and Classification of Members of the Group.

	Not applicable.

Item 9.  Notice of Dissolution of Group.

	The information regarding dissolution of any "Group" contained in Item 4. above is hereby incorporated by reference.

Item 10.  Certification.

	Not applicable.

                                SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, correct and complete.


Dated:  March 9, 2010


                                /s/ Cynthia P. Ogden
				___________________________________
				Cynthia P. Ogden, as Trustee




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